SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

CELLCOM ISRAEL LTD.
(Name of Issuer)
Ordinary Shares, NIS 0.01 par value
(Title of Class of Securities)
M2196U109
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M2196U109

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clal Insurance Enterprises Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,072,646 Ordinary Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,072,646 Ordinary Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,072,646 Ordinary Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%**

12	TYPE OF REPORTING PERSON:
CO

* See Item 4.
** Based on 100,641,612 Ordinary Shares outstanding as of September 30, 2017 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2017).
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Item 1.

(a)	Name of Issuer: CELLCOM ISRAEL LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 10 Hagavish Street, Netanya 4250708, Israel

Item 2.

(a)	Name of Person Filing:

This Statement is filed by:

Clal Insurance Enterprises Holdings Ltd.

The foregoing entity is referred to as the “Reporting Person” in this Statement.

Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation (“Clal”) may be deemed to beneficially own the Ordinary Shares reported in this Statement.  See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

(c)	Place of Organization:

Place of organization of the Reporting Person is Israel.

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.01 par value (the “Ordinary Shares”).

(e)	CUSIP Number:

M2196U109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Of the 6,072,646 Ordinary Shares reported in this Statement as beneficially owned by Clal, (i) 680,288 Ordinary Shares are beneficially held for its own account; and (ii) 5,392,358 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of more than 680,288 Ordinary Shares covered by this Statement.

Please note the following:

1.
On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the “Supervisor of Insurance”) appointed Mr. Moshe Terry (the “Trustee”) to hold, as trustee, the means of control of IDB Development Corporation Ltd., an Israeli company (“IDB”) in Clal (i.e., most of the shares that IDB holds in Clal). The Supervisor of Insurance has not issued a control permit to IDB and its controlling shareholders, with respect to IDB’s holdings in Clal and instructed IDB to sell its controlling stake in Clal within a set timetable. IDB and the Trustee own shares of Clal that currently represent approximately 5.0% and 34.8%, respectively, of the outstanding shares of Clal.

2.
In accordance with IDB’s Report on Schedule 13D/A, filed with the SEC on October 22, 2015, IDB reported that it is the beneficial owner of approximately 45.2% of the outstanding Ordinary Shares of the Issuer and that it disclaims beneficial ownership of Ordinary Shares held by Clal at that time because, among other things, the Supervisor of Insurance appointed a trustee to hold IDB’s means of control in Clal and instructed IDB to dispose of its interest in Clal.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.
Ownership of 5 Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

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Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.   Notice of Dissolution of Group

 Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY: /s/ Anath Levin /s/ Moshe Ernst
Anath Levin and Moshe Ernst, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

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